Exhibit 99.1

Itamar Medical Announces Pricing of Public Offering of American Depositary Shares

CAESAREA, Israel, February 5, 2021 -- Itamar Medical Ltd. (“Itamar Medical” or the “Company”) (Nasdaq: ITMR) (TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders, today announced the pricing of its public offering of 3,049,130 American Depositary Shares (“ADSs”) at a public offering price of $22.75 per ADS. The Company is selling 1,968,466 ADSs and one of its shareholders, Viola Growth 2 A.V. Limited Partnership (the “Selling Shareholder”), is selling 1,080,664 ADSs in the offering. Each ADS represents 30 ordinary shares of the Company. The gross proceeds to the Company from the offering are expected to be approximately $44.8 million and the gross proceeds to the Selling Shareholder from the offering are expected to be approximately $24.6 million, before deducting the underwriting discounts and commissions and other offering expenses payable by the Company. The Company and the Selling Shareholder have granted the underwriters a 30-day option to purchase up to an additional 457,369 ADSs in aggregate at the public offering price, less underwriting discounts and commissions. The offering is expected to close on February 9, 2021, subject to customary closing conditions.

Piper Sandler, Cowen and SVB Leerink are acting as joint bookrunners for the offering.

The offering is being made only by means of a prospectus supplement and the accompanying prospectuses. A prospectus supplement related to the offering (including the accompanying prospectuses) will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. A copy of the prospectus supplement and the accompanying prospectuses relating to this offering, when available, may also be obtained from Piper Sandler & Co. 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attn: Prospectus Department, by telephone at (800) 747-3924, or by email at prospectus@psc.com; or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (833) 297-2926, or by email at PostSaleManualRequests@broadridge.com; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at 1-800-808-7525, ext. 6105, or by email at syndicate@svbleerink.com.

A registration statement on Form F-3, including a base prospectus, relating to the offering of the ADSs by the Company was filed with the SEC on November 17, 2020 and declared effective by the SEC on December 2, 2020, and a registration statement on Form F-3, including a base prospectus, relating to the offering of ADSs by the Selling Shareholder was filed on January 22, 2021 and declared effective by the SEC on January 29, 2021.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes" "expects," "anticipates," "intends," "estimates," "plans", and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F and its registration statements on Form F-3 relating to this offering, which are each accessible on the SEC’s website at www.sec.gov. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com